EXHIBIT 99.5

Press Release

Spain : Total to Enter into the Solar Market with a pipeline of 2 GW of projects

Paris, February 11, 2020 – Total, through its wholly owned affiliate Total Solar International, establishes its presence on the Spanish solar market through two agreements with Powertis and Solarbay Renewable Energy and to develop nearly 2 gigawatts (GW) of solar projects.

“Spain benefits from a solar resource that is unparalleled in Europe. Its photovoltaic market is one of the most dynamic in Europe, with an expected capacity increase from 6 GW to nearly 40 GW by 20301. Total is pleased to enter on this fast-growing market through partnerships with local developers,” said Julien Pouget, Senior Vice President Renewables at Total.

•	Establishment of a Joint Venture with Powertis with an Initial 800 MW Portfolio of Projects

Total Solar International and Powertis, a developer of utility-scale solar plants in Europe and South America, have agreed to establish a joint venture (65%/35%) to develop solar PV projects in Spain. Powertis will bring to this joint venture a pipeline of 800 MW of early stage projects and the JV will develop further new projects as well.

•	Acquisition of a 1.2 GW Portfolio of Projects developed by Solarbay

Total Solar International has signed an agreement to acquire 100% of a portfolio of solar PV projects which are being developed by the Spanish company Solarbay. The projects, which will be located in the regions of Andalusia, Aragon and Castile-La Mancha, represent a cumulative capacity of up to 1.2 GW.

The first project of these pipelines is set to begin operations by the end of 2020, with the ambition that all projects of both portfolios will be in service in 2023. Success fees will be paid by Total to Solarbay and Powertis along the steps of development of the projects.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently close to 7 gigawatts, of which 3 gigawatts from renewable energies.

Total actively contributes to the growth of solar energy worldwide by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their sites.

About Total

[1]	Plan Nacional Integrado de Energia y Clima 2021-2030.

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise